[Ameritas Life Insurance Corp. Logo]

5900 "O" Street
Lincoln, NE 68510
402-467-1122

March 26, 2010

Via EDGAR

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Ameritas Life Insurance Corp. ("Ameritas" or "Depositor") and
        Ameritas Life Insurance Corp. Separate Account LLVA (1940 Act No.
        811-07661) ("Registrant" or "Separate Account")
        Ameritas No-Load Variable Annuity (1933 Act No. 333-05529)
        Post-Effective Amendment No. 13 on Form N-4 Pursuant to Rule 485(a)
        Response to Commission Staff Comment

Dear Ms. Roberts:

This letter is in response to Commission staff review comments, received by
telephone on March 25th, regarding the above-referenced amendment filed February
26, 2010. Your comments also applied to Rule 485(a) filings for Registration
Numbers 333-142483 and 333-142492, submitted that same date.

You commented that we should delete a reference to the term "mixed and shared
funding," but disclose potential conflicts of sharing funds with other variable
products and how we manage and resolve material conflicts in the best interests
of our clients. You provided a reference to public information that included a
discussion of conflicts of interest that may arise between contract owners of
variable products whose values are allocated to the same fund.
        Response: We will delete the phrase on mixed and shared funding from
        each prospectus. We adapted the text you referenced using terms from
        our product prospectuses. Review of our prospectuses for this issue
        identified a paragraph for "Omnibus Orders" that further defines some
        of the risks related to sharing funds. Therefore, we plan to insert the
        new paragraph on "Resolving Material Conflicts - Underlying Investment
        Interests" in the Separate Account section of each prospectus and also
        add the "Omnibus Orders" paragraph as further explanation of the risks
        to those prospectuses that do not already have this text. We will
        include a cross-reference between the two new paragraphs. The new
        paragraphs are as follows:

o   Resolving Material Conflicts - Underlying Investment Interests
        In addition to serving as underlying portfolios to the Subaccounts, the
portfolios are available to registered separate accounts of other insurance
companies offering variable annuity and variable life insurance contracts. We do
not currently foresee any disadvantages to you resulting from the fund companies
selling portfolio shares to fund other products. However, there is a possibility
that a material conflict of interest may arise between Policy Owners and the
owners of variable contracts issued by other companies whose values are
allocated to one of the portfolios. Shares of

some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account. The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the portfolios for more information. (Also see the TRANSFERS section, Omnibus Orders.)

    Omnibus Orders
    Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable investment options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel